UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TECHWELL, INC.

(Name of issuer)

Common Stock, $0.001 Par Value

(Title of class of securities)

87874D 10 1

(CUSIP number)

Thomas C Tokos, Esq.

Intersil Corporation

1001 Murphy Ranch Road, Suite 1

Milpitas, California 95035

(408) 432-8888

(Name, address and telephone number of person authorized to receive notices and communications)

April 27, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87874D 10 1
1	Name of reporting person Intersil Corporation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO, BK
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 100
	8	Shared voting power 0
	9	Sole dispositive power 100
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 100
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percentage of class represented by amount in Row (11) 100%
14	Type of reporting person CO

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2010 (the “Schedule 13D”) by Intersil Corporation (“Intersil”), a Delaware corporation, with respect to the Common Stock, par value $0.001 per share (the “Techwell Common Stock”), and the associated preferred stock purchase rights (together with Techwell Common Stock, the “Shares”), of Techwell, Inc., a Delaware corporation (“Techwell”). The address of the principal executive office of Techwell, the issuer, is 408 E. Plumeria Drive, San Jose, California 95134.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 22, 2010, Intersil entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Intersil, Navajo Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Intersil (“Purchaser”), and Techwell.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Purchaser commenced a tender offer (the “Offer”) on March 30, 2010 to purchase all of the outstanding Shares of Techwell at a purchase price of $18.50 per share in cash (the “Offer Price”). The Offer and withdrawal rights expired at 12:00 Midnight, New York City time, on Monday, April 26, 2010. BNY Mellon Shareowner Services, the depositary for the Offer, advised that an aggregate of 20,969,403 Shares (including 245,309 Shares currently subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 83.3% of the total outstanding Shares, calculated on a fully diluted basis as that term is defined in the Merger Agreement. On April 27, 2010, all Shares that were validly tendered and not properly withdrawn were accepted for purchase by Purchaser.

The purchase price of approximately $390 million for the Shares purchased pursuant to the Offer was funded through Intersil’s available cash and a portion of the proceeds of a senior secured loan facility (the “Facility”) provided pursuant to a Credit Agreement dated April 27, 2010 by and among Intersil, the Lenders (as defined therein), Bank of America, N.A. as syndication agent, U.S. Bank National Association as co-documentation agent, Wells Fargo Bank, N.A. as co-documentation agent, Morgan Stanley Funding Inc. as administrative agent and swingline lender, Morgan Stanley & Co. Incorporated as collateral agent and Morgan Stanley Bank, N.A. as issuing lender (the “Credit Agreement”).

The Facility consists of a $300 million term loan facility and a $75 million revolving loan facility. Additionally, $10 million of the revolving loan facility is available as swingline loans. All of the term loan facility was drawn on its closing, and none of the revolving loan facility was drawn on its closing.

The term loan facility matures on the sixth anniversary of its closing, and the revolving loan facility matures on the three and one-half year anniversary of its closing. The loans under the term loan facility amortize in equal quarterly installments in annual amounts equal to 1.0% of the original principal amount of the term loan facility, with the final installment payable on the date of maturity. Additionally, Intersil is required to repay loans outstanding under the Facility with any Excess Cash Flow (as defined in the Credit Agreement) and the proceeds of certain sales of its assets and capital stock.

The Facility is secured by a first priority lien and security interest in (a) all equity interests of and intercompany debt of Intersil’s direct and indirect subsidiaries, except, in the case of foreign subsidiaries, to the extent that such pledge would be prohibited by applicable law or would result in adverse tax consequences, (b) all present and future tangible and intangible assets of Intersil and its direct and indirect subsidiaries (other than immaterial subsidiaries and foreign subsidiaries) and (c) all proceeds and products of the property and assets described in clauses (a) and (b) above.

At Intersil’s option, loans under the Facility will bear stated interest based on the Base Rate (as defined in the Credit Agreement) or Eurodollar Rate (as defined in the Credit Agreement), in each case plus the Applicable Margin (as defined in the Credit Agreement). The Base Rate will be, for any day, a fluctuating rate per annum equal to the highest of (a) the prime rate, (b)  1/2 of 1% per annum above the Federal Funds Effective Rate (as defined in the

Credit Agreement), (c) the Eurodollar Rate for an Interest Period (as defined in the Credit Agreement) of one month plus 1.00%, as adjusted to conform to changes as of the opening of business on the date of any such change of such Eurodollar Rate and (d) 2.50%. Eurodollar borrowings may be for one, two, three or six months (or, if available to all Lenders under the relevant facility, nine or twelve months) and will be at an annual rate equal to the period-applicable Eurodollar Rate plus the Applicable Margin; provided that prior to the completion of a successful syndication or sixty days after the closing of the Facility, the interest period shall be one month. Additionally, in no event will the Eurodollar Rate be less than 1.50% per annum. The Applicable Margin for revolving loans and swingline loans is 3.0% for Eurodollar Loans (as defined in the Credit Agreement) and 2.0% for Base Rate Loans (as defined in the Credit Agreement). The Applicable Margin for term loans is 3.25% for Eurodollar Loans and 2.25% for Base Rate Loans. After the completion of the first full fiscal quarter after closing, the Applicable Margin for revolving loans and swingline loans may be adjusted based upon the Intersil’s consolidated leverage ratio.

The foregoing summary of certain provisions of the Credit Agreement is not intended to be complete and is qualified in its entirety by reference to Intersil’s Current Report on Form 8-K filed with the SEC on April 30, 2010, and the exhibits thereto, including the Credit Agreement.

On April 27, 2010, Purchaser exercised its option (the “Top-Up Option”) under the Merger Agreement to purchase directly from Techwell an additional number of Shares sufficient (when combined with the Shares purchased by Purchaser in the Offer) to give Purchaser ownership of at least one Share more than 90% of the outstanding Shares at a price of $18.50 per Share. Purchaser purchased an aggregate of 27,607,170 Shares pursuant to the exercise of the Top-Up Option.

The purchase price of approximately $511 million for the Shares purchased pursuant to the exercise of the Top-Up Option was funded through a cash payment from Intersil’s available cash of approximately $28,000, representing the par value of the Shares purchased, and a guaranteed note due October 27, 2010 in the original principal amount of approximately $511 million.

Following Purchaser’s acceptance for payment of all Shares validly tendered and not properly withdrawn and Purchaser’s exercise of the Top-Up Option, on April 27, 2010, pursuant to the terms of the Merger Agreement, Purchaser merged with and into Techwell in accordance with the provisions Delaware law that authorize the completion of the Merger as a “short form” merger without a vote or meeting of the stockholders of Techwell, other than Purchaser. In the Merger, each Share not purchased in the Offer and outstanding at the effective time of the Merger (other than Shares held (i) in the treasury of Techwell or by Techwell’s subsidiaries or Intersil, Purchaser, or any other direct or indirect wholly owned subsidiary of Intersil or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) was converted into the right to receive in cash the Offer Price, without interest thereon and less applicable withholding or stock transfer taxes. Intersil will pay the Offer Price for the remaining Shares with funds from its available cash. Following the Merger, all Shares held in the treasury of Techwell or by Techwell’s subsidiaries or Intersil, Purchaser, or any other direct or indirect wholly owned subsidiary of Intersil were cancelled, and each outstanding share of Purchaser was converted into an outstanding share of Techwell, making Techwell an indirect, wholly owned subsidiary of Intersil.

The foregoing summary of certain provisions of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to Intersil’s Current Report on Form 8-K filed with the SEC on March 22, 2010, and the exhibits attached thereto, including the Merger Agreement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The purpose of the Offer and the Merger was for Intersil, through Purchaser, to acquire control of and an equity interest in Techwell. The purpose of the Offer was to facilitate the acquisition of all outstanding Shares. The purpose of the Top-Up Option and Merger were to acquire all outstanding shares not tendered and purchased pursuant to the Offer.

At the effective time of the Merger, (1) each Share not purchased in the Offer and outstanding at the effective time of the Merger (other than Shares held (i) in the treasury of Techwell or by Techwell’s subsidiaries or Intersil,

Purchaser, or any other direct or indirect wholly owned subsidiary of Intersil or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) was converted into the right to receive in cash the Offer Price, without interest thereon and less applicable withholding or stock transfer taxes; (2) all Shares held in the treasury of Techwell or by Techwell’s subsidiaries or Intersil, Purchaser, or any other direct or indirect wholly owned subsidiary of Intersil were cancelled; (3) each outstanding share of Purchaser was converted into an outstanding share of Techwell, making Techwell an indirect, wholly owned subsidiary of Intersil; (4) the certificate of incorporation of Techwell was amended and restated; (5) the bylaws of Purchaser became the bylaws of Techwell; and (6) the directors of Purchaser, Jonathan A. Kennedy, Scott L. Ashworth, Douglas B. Balog, and Thomas C. Tokos, became the directors of Techwell.

On April 27, 2010, the Shares ceased to be traded on the NASDAQ Global Select Market (“Nasdaq”) following the close of market, and Nasdaq filed a Form 25 with the SEC to delist the Shares and terminate the registration of the Shares under Section 12(b) of the Securities Exchange Act of 1934 (the “Act”). Upon the effectiveness of the Form 25, Techwell will file a Form 15 to terminate the registration of the Shares under Section 12(g) of the Act.

The foregoing summary of certain provisions of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to Intersil’s Current Report on Form 8-K filed with the SEC on March 22, 2010, and the exhibits attached thereto, including the Merger Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) As a result of the Merger, Intersil owns 100 shares of Techwell, representing 100% of the issued and outstanding shares of Techwell common stock.

(c) Except as set forth or incorporated in the Schedule 13D or this Amendment No. 1, neither Intersil nor, to Intersil’s knowledge, any of the individuals referred to in Annex 1, has effected any transaction in Techwell Common Stock in the past 60 days.

(d) Except as set forth in this Statement, to the knowledge of Intersil, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Techwell Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Items 3, 4 and 5 of this Amendment No. 1 is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated March 22, 2010, by and among Intersil Corporation, Navajo Merger Sub, Inc. and Techwell, Inc. (incorporated herein by reference to Exhibit 2.1 to Intersil Corporation’s Current Report on Form 8-K filed with the SEC on March 22, 2010).

Exhibit 2	Form of Tender and Voting Agreement, dated March 22, 2010, among Intersil Corporation, Navajo Merger Sub, Inc., Techwell, Inc., and each of the following executive officers, directors and stockholders of Techwell, Inc.: Fumihiro Kozato, Robert D. Cochran, Richard H. Kimball, C.J. Koomen, Justine Lien, Phillip J. Salsbury, TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated herein by reference to Exhibit 2.2 to Intersil Corporation’s Current Report on Form 8-K filed with the SEC on March 22, 2010).

Exhibit 3	Credit Agreement, dated April 27, 2010, by and among Intersil, the Lenders (as defined therein), Bank of America, N.A. as syndication agent, U.S. Bank National Association as co-documentation agent, Wells Fargo Bank, N.A. as co-documentation agent, Morgan Stanley Senior Funding Inc. as administrative agent and swingline lender, Morgan Stanley & Co. Incorporated as collateral agent and Morgan Stanley Bank, N.A. as issuing lender (incorporated herein by reference to Exhibit 10.1 to Intersil Corporation’s Current Report on Form 8-K filed with the SEC on April 30, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2010	INTERSIL CORPORATION

	By:	/s/ Thomas C. Tokos
	Name:	Thomas C. Tokos
	Title:	Sr. Vice President, General Counsel and Secretary

Annex 1

Information Concerning Executive Officers and

Directors of Intersil Corporation

The current corporate officers and directors Intersil Corporation are listed below. The current business address of each person is 1001 Murphy Ranch Road, Suite 1, Milpitas, California 95035, and the current phone number is (408) 432-8888. Unless otherwise noted, each of the individuals listed below is, to Intersil’s knowledge, a United States citizen.

1. Officers of Intersil Corporation

Name	Present Position with Intersil

David B. Bell	Chief Executive Officer and President

Susan Hardman	Senior Vice President, Analog and Mixed Signal Products Group

Vern Kelley	Senior Vice President, Human Resources

Jonathan A. Kennedy	Senior Vice President and Chief Financial Officer

David Loftus	Senior Vice President, Worldwide Sales and Corporate Marketing

Peter Oaklander	Senior Vice President, Power Management Products Group

Sagar Pushpala	Senior Vice President, Worldwide Operations and Technology

Thomas C. Tokos	Senior Vice President, General Counsel and Secretary

2. Directors of Intersil Corporation

Name	Present Position/Principal Occupation or Employment

David B. Bell	Chief Executive Officer and President of Intersil Corporation

Robert W. Conn	President of Conn Engineering & Consulting, Inc.; President and Director of the Kavli Foundation; Professor, Emeritus at the University of California, San Diego

James V. Diller	Director of Intersil Corporation

Gary E. Gist	Vice President of Palomar Display Products; Chairman

of the Board of Intersil Corporation

Mercedes Johnson	Vice President, Finance and Chief Financial Officer of Tri Alpha Energy

Gregory Lang	President, Chief Executive Officer and Director of PMC-Sierra, Inc.

Jan Peeters	Chairman and Chief Executive Officer of Olameter Inc.

Robert N. Pokewaldt	Director of Intersil Corporation

James A. Urry	Partner of Court Square Capital Partners